Annual Registration Update

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on January 30, 2025

NFA ID 0480723 TRUIST BANK
Submitted by PETER LUCAS (LUCASP2)

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

THE FAILURE TO DISCLOSE A DISCIPLINARY MATTER EITHER IN AN APPLICATION OR AN UPDATE WILL RESULT IN THE IMPOSITION OF A LATE DISCLOSURE FEE IN ACCORDANCE WITH NFA REGISTRATION RULE 210(c).

Not every section applies to every applicant. Certain sections apply depending on the registration category or categories being applied for. The text above these sections explains who must complete the section.

DEFINED TERMS

Words that are underlined in this form are either defined terms and have the meanings contained in the Definition of Terms section or links to the text of Commodity Exchange Act provisions, CFTC Regulations or NFA Rules.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration Investigations or Legal (RIL) staff) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RIL staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

With some exceptions, which are described below in the Regulatory and Financial Disclosures sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (800) 621-3570 or (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the derivatives industry. All criminal matters must be disclosed, even if a matter is unrelated to the derivatives industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or U.S. futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration awards or CFTC reparations matters unless the applicant or registrant has failed to pay an award related to a CFTC-related product or an order entered in a reparations matter.

Only adversary actions that a U.S. bankruptcy trustee files must be disclosed. Adversary actions that creditors file are not disclosable. A person named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the person is not the bankrupt person.

ADDITIONAL DOCUMENTS

For each matter that caused a "Yes" answer, a Disclosure Matter Page (DMP), which is accessible using NFA's DMP Filing System, must be filed. In addition to the required DMP, other documents about the matter must be provided to NFA. If court documents are unavailable, a certified letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, a written explanation for their unavailability must be provided to NFA. Electronic copies of the documents can be uploaded using NFA's DMP Filing System or documents may be sent to NFA by email to registration@nfa.futures.org, fax to (312) 559-3411 or mail to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, IL 60606.

Providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an entity's stock; entitlement to vote or empowered to sell 10% or more of an entity's voting securities; contribution of 10% or more of an entity's capital; or entitlement to 10% or more of an entity's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a bankruptcy trustee by filing a complaint with a bankruptcy court or a district court.

ALIAS: another name utilized by an individual or previously used by an entity.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR: solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or

- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any person other than an individual.

ENTITY FLOOR TRADER: an applicant that files or registrant that filed a Form 7-R to apply for registration as a floor trader.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FLOOR TRADER ORDER ENTERER: an individual responsible for entry of orders from an Entity Floor Trader's own account.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INDIRECT OWNER: an individual who through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an entity's net profits; or

- has the power to exercise a controlling influence over an entity's activities that are subject to regulation by the Commission.

INTERNAL REVENUE CODE:

Section 7203:	Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:	Fraudulent Statement or Failure to Make Statement
Section 7205:	Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:	Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act

- The Securities Act of 1933

- The Securities Exchange Act of 1934

- The Public Utility Holding Company Act of 1935

- The Trust Indenture Act of 1939

- The Investment Advisers Act of 1940

- The Investment Company Act of 1940

- The Securities Investors Protection Act of 1970

- The Foreign Corrupt Practices Act of 1977

- Chapter 96 of Title 18 of the United States Code

- Any similar statute of a State or foreign jurisdiction

- Any rule, regulation or order under any such statutes; and

- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

NON-U.S. NATURAL PERSON: an individual who has not resided in the U.S. since reaching the age of 18 years.

OTHER NAME: For firms, including sole proprietors, any other name that the firm uses or has used in the past but not the name of any other legal entity that the firm has an affiliation or association with (see DBA). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

OUTSIDE DIRECTOR: an individual who is director of an applicant or registrant and who:

- is not an officer or employee of the applicant or registrant;

- is not engaged in or have direct supervisory responsibility over persons engaged in the solicitation of

  - or acceptance of customers' orders or retail forex customers' orders;
  - funds, securities or property for participation in a commodity pool;
  - a client's or prospective client's discretionary account;
  - leverage customers' orders for leverage transactions;
  - or acceptance of a swap agreement; or

- does not regularly have access to the keeping, handling or processing of:

  - transactions involving "commodity interests", as that term is defined in CFTC Regulation 1.3;
  - customer funds, retail forex customer funds, leverage customer funds, foreign futures or foreign options secured amount, or adjusted net capital.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL - means, with respect to an applicant, a registrant, or a person required to be registered under the Act:

(1) an individual who is:

- a sole proprietor of a sole proprietorship;

- a general partner of a partnership;

- a director, president, chief executive officer, chief operating officer, chief financial officer, or a person in charge of a business unit, division or function subject to regulation by the Commission of a corporation, limited liability company or limited liability partnership;

- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

- a chief compliance officer; or

(2) an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an applicant or registrant's net profits; or

- has the power to exercise a controlling influence over an applicant or registrant's activities that are subject to regulation by the Commission; or

(3) an entity that:

- is a general partner of a partnership; or

- is the direct owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities; or

(4) an individual who or an entity that:

- has contributed 10% or more of an applicant or registrant's capital unless such capital contribution consists of subordinated debt contributed by:

    - an unaffiliated bank insured by the Federal Deposit Insurance Corporation;
    - an unaffiliated "foreign bank," as defined in 12 CFR 211.21(n) that currently operates an "office of a foreign bank," as defined in 12 CFR 211.21(t), which is licensed under 12 CFR 211.24(a);
    - such office of an unaffiliated, licensed foreign bank; or
    - an insurance company subject to regulation by any State,
    provided such debt is not guaranteed by an individual who or entity that is not a principal of the applicant or registrant.

For the purpose of answering Questions A, B, C, D, E, F, G, I and K of the Disciplinary Information sections in the Form 8-R, PRINCIPAL also means an individual described in (1), (2) or (4) above with respect to any entity whether or not the entity is an applicant, registrant, or a person required to be registered under the Act.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards of conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

PRINCIPALS

Firms must file electronic applications for each individual who is a principal of the firm, including the sole proprietor of a sole proprietorship. A firm must have at least one individual principal affiliated with it in order to obtain registration. NFA Members that are registered or applying for registration as an FCM, RFED, IB, CPO and/or CTA must have at least one individual principal who is also registered as an AP of the firm or a floor broker.

ADDITIONAL ASSISTANCE

Additional information regarding registration requirements and specific topics can be found on the Registration page of NFA's web site at www.nfa.futures.org. NFA's Information Center, (800-621-3570 or 312-781-1410), is also available to provide assistance. Its normal hours are Monday through Friday, from 8:00 AM to 5:00 PM CT.

OMB Numbers 3038-0023 (exp. April 30, 2026) & 3038-0072 (exp. August 31, 2026)

Page 7 of 31

Registration Categories

Categories

SWAP DEALER REGISTERED

NFA MEMBER APPROVED

Business Information

Name	**TRUIST BANK**
Form of Organization	**CORPORATION**
State	**NORTH CAROLINA**
Country	**UNITED STATES**
Federal EIN	**561074313**

Business Address

Street Address 1	**214 N. TRYON STREET**
City	**CHARLOTTE**
State (United States only)	**NORTH CAROLINA**
Zip/Postal Code	**28202**
Country	**UNITED STATES**
Phone Number	**404-926-5891**
Fax Number	**Not provided**
Email	**PETER.LUCAS@TRUIST.COM**
Website/URL	**WWW.TRUIST.COM**
CRD/IARD ID	**Not provided**

Other Names

BRANCH BANKING AND TRUST COMPANY
ALIAS

BB&T
DBA   **NOT IN USE**

SUNTRUST
DBA   **NOT IN USE**

Location of Business Records

Street Address 1	**3333 PEACHTREE RD, NE**
City	**ATLANTA**
State	**GEORGIA**
Zip/Postal Code	**30326**
Country	**UNITED STATES**

Principal Information

Individual Information

NFA ID	**0550057**
Name	**ARTIGUE, BRANDON TYLER**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-27-2022**

NFA ID	**0524981**
Name	**BANNER, JENNIFER S**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-01-2019**

NFA ID	**0524983**
Name	**BOYER, K DAVID**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-01-2019**

NFA ID	**0504452**
Name	**BUNDY SCANLAN, AGNES**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-09-2019**

NFA ID	**0494005**
Name	**CLEMENT, DALLAS STEPHEN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-09-2019**

NFA ID	**0292062**
Name	**CONNOR, MICHAEL JOHN**

TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-06-2019**

NFA ID	**0508525**
Name	**DAVIES, NEIL JOHN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-05-2019**

NFA ID	**0515476**
Name	**DELFS, CHRISTOPHER SEXTON**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-24-2019**

NFA ID	**0283759**
Name	**GRUENIG, STEVEN ANDREW**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-24-2019**

NFA ID	**0533113**
Name	**HACKETT, THOMAS PATRICK**
TItle(s)	**PRESIDENT**
	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-19-2020**

NFA ID	**0525577**
Name	**HAYNESWORTH, LINNIE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-09-2019**

NFA ID	**0544354**
Name	**ITAYEM, FADIE SAFWAT**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-28-2021**

NFA ID	**0527178**
Name	**LANGHOFF, GREGORY STEPHEN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-11-2020**

NFA ID	**0562219**
Name	**LESHER, KRISTIN LOUISE**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-04-2024**

NFA ID	**0533468**
Name	**LUCAS, PETER OCONNOR**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-19-2020**

NFA ID	**0554082**
Name	**MAGUIRE, MICHAEL BARON**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-06-2023**

NFA ID	**0499595**
Name	**MESSNER, EDWARD JEFFREY**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-24-2019**

NFA ID	**0539801**
Name	**MOBERG, JAMES WENSEL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-03-2021**

NFA ID	**0494053**
Name	**MOREA, DONNA S**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-09-2019**

NFA ID	**0490329**
Name	**MORGAN, BRIAN JAY**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-28-2023**

NFA ID	**0524989**
Name	**PATTON, CHARLES A**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-01-2019**

NFA ID	**0533146**
Name	**PIROUZ, KAYVAN JAMES**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-20-2020**

NFA ID	**0303376**
Name	**RAPP, GARY MICHAEL**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**12-28-2023**
NFA ID	**0493019**
Name	**ROGERS JR, WILLIAM HENRY**
TItle(s)	**DIRECTOR**
	CHIEF EXECUTIVE OFFICER
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-03-2019**
NFA ID	**0524992**
Name	**SEARS, CHRISTINE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-01-2019**
NFA ID	**0524993**
Name	**SKAINS, THOMAS EDWIN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-01-2019**
NFA ID	**0510795**
Name	**STEIN, LAURENCE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-17-2024**
NFA ID	**0559828**
Name	**STROTH, MARY ELIZABETH**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-28-2023**
NFA ID	**0494066**
Name	**TANNER, BRUCE LAMAR**
TItle(s)	**DIRECTOR**

10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-09-2019**

NFA ID	**0509007**
Name	**VOORHEES, STEVEN C**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-09-2019**

NFA ID	**0527401**
Name	**WARREN, RANDALL TODD**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-21-2020**

Holding Company Information

NFA ID	**0309153**
Full Name	**TRUIST FINANCIAL CORPORATION**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**08-27-2019**

Non-U.S. Regulator Information

Not provided

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Even though you answered "No" to all of the above questions, would you like to provide a Criminal DMP?
No

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

No

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Will you be filing a Regulatory DMP with respect to a new matter? **No**

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?
No

Even though you answered "No" to the above question, would you like to provide a Financial DMP? **No**

Registration Contact Information

First Name	**PETER**
Last Name	**LUCAS**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**3333 PEACHTREE RD, NE**
Street Address 2	**9TH FLOOR**
City	**ATLANTA**
State (United States only)	**GEORGIA**
Zip/Postal Code	**30326**
Country	**UNITED STATES**
Phone	**404-926-5891**
Email	**PETER.LUCAS@TRUIST.COM**

Enforcement/Compliance Communication Contact Information

First Name	**PETER**
Last Name	**LUCAS**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**3333 PEACHTREE RD, NE**
Street Address 2	**9TH FLOOR**
City	**ATLANTA**
State (United States only)	**GEORGIA**
Zip/Postal Code	**30326**
Country	**UNITED STATES**
Phone	**404-926-5891**
Email	**PETER.LUCAS@TRUIST.COM**

Membership Information

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE SECURITIES AND EXCHANGE COMMISSION

Membership Contact Information

Membership Contact

First Name	**PETER**
Last Name	**LUCAS**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**3333 PEACHTREE RD, NE**
Street Address 2	**9TH FLOOR**
City	**ATLANTA**
State (United States only)	**GEORGIA**
Zip/Postal Code	**30326**
Country	**UNITED STATES**
Phone	**404-926-5891**
Email	**PETER.LUCAS@TRUIST.COM**

Accounting Contact

First Name	**GARY**
Last Name	**GREGORY**
Title	**DIRECTOR OF ACCOUNTING**
Street Address 1	**214 N TRYON STREET**
City	**CHARLOTTE**
State (United States only)	**NORTH CAROLINA**
Zip/Postal Code	**28202**
Country	**UNITED STATES**
Phone	**315-263-4905**
Email	**GARY.GREGORY@TRUIST.COM**

Arbitration Contact

First Name	**PETER**
Last Name	**LUCAS**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**3333 PEACHTREE RD, NE**
Street Address 2	**9TH FLOOR**
City	**ATLANTA**
State (United States only)	**GEORGIA**
Zip/Postal Code	**30326**
Country	**UNITED STATES**
Phone	**404-926-5891**
Email	**PETER.LUCAS@TRUIST.COM**

Compliance Contact

First Name	**PETER**
Last Name	**LUCAS**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**3333 PEACHTREE RD, NE**
Street Address 2	**9TH FLOOR**
City	**ATLANTA**
State (United States only)	**GEORGIA**
Zip/Postal Code	**30326**
Country	**UNITED STATES**
Phone	**404-926-5891**
Email	**PETER.LUCAS@TRUIST.COM**

Chief Compliance Officer Contact

First Name	**PETER**
Last Name	**LUCAS**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**3333 PEACHTREE RD, NE**
Street Address 2	**9TH FLOOR**
City	**ATLANTA**
State (United States only)	**GEORGIA**
Zip/Postal Code	**30326**
Country	**UNITED STATES**
Phone	**404-926-5891**
Email	**PETER.LUCAS@TRUIST.COM**

Firm Certification Statement

BY FILING THIS ANNUAL REGISTRATION UPDATE, THE REGISTRANT AGREES THAT SUCH FILING CONSTITUTES THE REGISTRANT'S certification that the registrant has reviewed all of the information contained in the annual registration update and that the answers and the information provided in the annual registration update are true, complete and accurate and that in the light of the circumstances under which the registrant has given them, the answers and statements in the annual registration update are not misleading in any material respect; certification that the person who electronically files the annual registration update on behalf of the registrant is authorized by the registrant to file the annual registration update on behalf of the registrant and to make all required certifications and acknowledgements; and acknowledgement that the registrant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. 1001 for any false statements or omissions made in the annual registration update.